FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 August 2016, the interest of Marc Dunoyer, a person discharging managerial responsibilities, in the ordinary shares of AstraZeneca PLC changed as detailed below.

The change in interest relates to the vesting of awards of shares made in August 2013 under the AstraZeneca Performance Share Plan and the AstraZeneca Restricted Share Plan.

Following the application of performance measures specified at the time of grant, Mr Dunoyer has become beneficially entitled to 78% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed.

After sufficient vested shares were withheld to satisfy certain tax obligations arising on the vesting, Mr Dunoyer has become beneficially entitled to and has received 43,730 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was 5048 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

The attached notification, made in accordance with the requirements of the EU Market Abuse Regulation, gives further detail.
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	Not applicable
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of Ordinary Shares pursuant to a vesting of awards under the AstraZeneca Performance Share Plan and the AstraZeneca Restricted Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		5048 pence	43,730
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	1 August 2016
f)	Place of the transaction	London

A C N Kemp
Company Secretary
1 August 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary